

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2023

Patrick Decker
Chief Executive Officer
Xylem Inc.
301 Water Street SE
Washington, D.C. 20003

> **Re: Xylem Inc.**
> **Registration Statement on Form S-4**
> **Filed March 9, 2023**
> **File No. 333-270379**

Dear Patrick Decker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology